UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 5)

SHOPKO STORES, INC.

(Name of the Issuer)

ShopKo Stores, Inc.
Badger Retail Holding, Inc.
Badger Acquisition Corp.
Goldner Hawn Johnson & Morrison Incorporated
Marathon Fund Limited Partnership V
Miltiades Limited Partnership
Marathon Ultimate GP, LLC
Jack W. Eugster

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

824911101

(CUSIP Number of Class of Securities)

ShopKo Stores, Inc.	Badger Retail Holding, Inc.	Jack W. Eugster
Attention: Steven R. Andrews, Esq.	Badger Acquisition Corp.	c/o ShopKo Stores, Inc.
700 Pilgrim Way	Goldner Hawn Johnson & Morrison Incorporated	700 Pilgrim Way
Green Bay, Wisconsin 54304	Marathon Fund Limited Partnership V	Green Bay, Wisconsin 54304
Telephone: (920) 429-2211	Miltiades Limited Partnership	Telephone: (920) 429-2211
Marathon Ultimate GP, LLC
c/o Goldner Hawn Johnson & Morrison Incorporated
3700 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402
Telephone: (612) 338-5912

(Name, Address and Telephone Number of Person Authorized To Receive Notices
and Communications on Behalf of Persons Filing Statement)

Copies to:
Thomas A. Cole, Esq. Dennis V. Osimitz, Esq. Sidley Austin Brown & Wood LLP Bank One Plaza 10 South Dearborn Street Chicago, Illinois 60603 Telephone: (312) 853-7000	Eileen T. Nugent, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Telephone: (212) 735-3000	James C. Melville, Esq. Kaplan Strangis & Kaplan, P.A. 5500 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota 55402 Telephone: (612) 375-1138

       This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$735,981,173	$86,625

*Calculated solely for purposes of determining the filing fee. The transaction value was determined by adding (A) the product of 30,095,018 shares of ShopKo common stock multiplied by the merger consideration of $24.00 per share, plus (B) $13,700,740.75 expected to be paid upon cancellation of outstanding options.

**The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction value by 0.0001177.

☑	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$86,625
Form or Registration No.:	Schedule 14A
Filing Party:	ShopKo Stores, Inc.
Date Filed:	June 13, 2005

SCHEDULE 13E-3

Introduction

     This Amendment No. 5 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (1) ShopKo Stores, Inc., a Wisconsin corporation (“ShopKo”), the issuer of common stock, par value $0.01 per share (the “Common Stock”), that is subject to the Rule 13e-3 transaction, (2) Badger Retail Holding, Inc., a Delaware corporation (“Badger Retail Holding”), (3) Badger Acquisition Corp., a Wisconsin corporation (“Badger Acquisition”), (4) Goldner Hawn Johnson & Morrison Incorporated, a Minneapolis-based private equity firm (“Goldner Hawn”), (5) Marathon Fund Limited Partnership V, a Delaware limited partnership (“Marathon”), (6) Miltiades Limited Partnership, a Delaware limited partnership (“Miltiades”), (7) Marathon Ultimate GP, LLC, a Delaware limited liability company (“Marathon Ultimate” and, together with Goldner Hawn, Marathon and Miltiades, the “GHJM Investors”), and (8) Mr. Jack W. Eugster (each a “Filing Person” and collectively, the “Filing Persons”).

     On April 7, 2005, Badger Retail Holding, Badger Acquisition and ShopKo entered into an Agreement and Plan of Merger (the “Original Merger Agreement”). On September 9, 2005, the parties entered into a First Amendment to Agreement and Plan of Merger (the “Merger Agreement Amendment”) amending the Original Merger Agreement. The Original Merger Agreement, as amended by the Merger Agreement Amendment, is referred to as the “Merger Agreement” in this Statement. Pursuant to the Merger Agreement, Badger Acquisition will merge with and into ShopKo, with ShopKo continuing as the surviving corporation (the “Merger”). In connection with the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held as treasury shares or by any subsidiary of ShopKo, by Badger Retail Holding or by Badger Acquisition) will be converted into the right to receive $25.00 in cash. The Merger Agreement also provides that upon completion of the Merger, all options to acquire shares of Common Stock that are outstanding immediately prior to the effective time of the Merger, whether or not exercisable, will be canceled as of the effective time of the Merger in exchange for a cash payment. Pursuant to the Merger Agreement, each option holder will receive a payment equal to $25.00 times the number of shares of Common Stock subject to each option, less the aggregate exercise price of the option; provided, however, that immediately following the Merger, Badger Retail Holding will cause ShopKo to pay to any optionee who would otherwise receive no payment or less than $100 in respect of an option grant a minimum payment of $100 with respect to any such option grant. All payments made in respect of options will be subject to applicable withholding taxes.

     As a result of the Merger, current shareholders of ShopKo, other than Jack W. Eugster, who will invest in the equity securities of Badger Retail Holding, and Shopko’s executive officers and certain other selected employees who will have an opportunity to invest up to $3 million (in the aggregate for all such persons) in the common equity of Badger Retail Holding and will be eligible to participate in the stock option plan of Badger Retail Holding, will cease to have ownership interests in ShopKo or rights as shareholders of ShopKo, and will not participate in any future earnings or growth of ShopKo or benefit from any appreciation in value of ShopKo. Although, as of the date of this Statement, none of ShopKo’s executive officers or employees has committed to invest in Badger Retail Holding following the merger, the following executive officers and employees of ShopKo, on the basis of potential investments in Badger Retail Holding and options to purchase shares of Badger Retail Holding which Badger Retail Holding currently plans to grant to them, may in the aggregate indirectly own up to 11.1% of the shares of common stock of ShopKo on a fully diluted basis following the Merger: Messrs. Steven R. Andrews, Brian W. Bender, Michael J. Bettiga, Oscar Cavazos, Larry L. Gentry, Michael J. Hopkins, Rodney D. Lawrence, Matthew J. Lynch, Samuel M. Martin, III, Peter J. O’Donnell, Paul Rothamel, Paul G. White and Douglas N. Wurl and Ms. Lynn E. Hempe.

     ShopKo has filed with the SEC a definitive proxy statement (the “Definitive Proxy Statement”) under Regulation 14A of the Exchange Act relating to the special meeting of the shareholders of ShopKo originally scheduled to be held on September 14, 2005 for the purpose of allowing the shareholders of ShopKo to consider and vote upon the proposal to approve the Original Merger Agreement. A copy of the Definitive Proxy Statement is attached hereto as Exhibit (a)(3). A copy of the Original Agreement is attached to the Definitive Proxy Statement as Appendix A and is incorporated herein by reference. The special meeting was convened on September 14, 2005, as originally scheduled, and adjourned until a later date by the chairman of the special meeting to allow for the preparation and filing of supplemental proxy materials with the SEC to allow the shareholders of ShopKo sufficient time to review the supplemental proxy materials. On September 16, 2005, ShopKo publicly announced that the special meeting would be reconvened on October 10, 2005.

     Immediately before the filing of this Statement, ShopKo filed a supplement to the Definitive Proxy Statement (the “Proxy Supplement” and, collectively with the Definitive Proxy Statement, the “Proxy Statement”) under Regulation 14A of the Exchange Act relating to the reconvened special meeting of the shareholders of ShopKo to consider and vote upon the proposal to approve the Merger Agreement. A copy of the Proxy Supplement is attached hereto as Exhibit (a)(6). A copy of the Merger Agreement Amendment is attached to the Proxy Supplement as Appendix A and is incorporated herein by reference. At the special meeting, the approval of the Merger Agreement requires the affirmative vote of shareholders holding a majority of the shares of Common Stock outstanding as of the close of business on the record date of August 1, 2005.

     The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Definitive Proxy Statement or the Proxy Supplement, as applicable, of the information required to be included in response to the items of Schedule 13E-3. The information in the Definitive Proxy Statement and the Proxy Supplement, including all appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Definitive Proxy Statement and the Proxy Supplement and the appendices thereto. Capitalized terms used but not defined herein have the meanings given to them in the Proxy Statement and the Proxy Supplement.

     All information contained in, or incorporated by reference into, this Statement concerning any of the Filing Persons has been provided by such Filing Person and no other Filing Person, including ShopKo, makes any representation as to the accuracy of any information not supplied by such Filing Person.

     The filing of this Statement will not be construed as an admission by any Filing Person or by any affiliate of a Filing Person that ShopKo is “controlled” by or under common “control” with any other Filing Person or that any other Filing Person is an “affiliate” of ShopKo within the meaning of Rule 13e-3 of the Exchange Act.

Item 1. Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Definitive Proxy Statement under the caption “Summary Term Sheet” and in the Proxy Supplement under the caption “Update to the Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. ShopKo’s name and the address and telephone number of its principal executive offices are as follows:

ShopKo Stores, Inc.
700 Pilgrim Way
Green Bay, Wisconsin 54304
(920) 429-2211

(b) Securities. The information set forth in the Definitive Proxy Statement under the caption “The Special Meeting – Record Date and Voting Information” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Proxy Supplement under the caption “Markets and Market Price” is incorporated herein by reference.

(d) Dividends. The information set forth in the Proxy Supplement under the caption “Markets and Market Price” is incorporated herein by reference.

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. The information set forth in the Definitive Proxy Statement under the caption “Transactions in ShopKo Common Stock – Purchases” and in the Proxy Supplement under the caption “Transactions in ShopKo Common Stock – Purchases” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

Regulation M-A Item 1003

(a) Name and Address. The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Parties Involved in the Proposed Transaction”

“Directors and Executive Officers”

The information set forth in the Proxy Supplement under the caption “Update to the Summary Term Sheet” is incorporated herein by reference.

(b) Business and Background of Entities. The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Parties Involved in the Proposed Transaction”

“Directors and Executive Officers”

The information set forth in the Proxy Supplement under the caption “Update to the Summary Term Sheet” is incorporated herein by reference.

(c) Business and Background of Natural Persons. The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference.

“Parties Involved in the Proposed Transaction”

“Directors and Executive Officers”

Item 4. Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Special Meeting”

“Special Factors”

“Terms of the Merger Agreement”

Appendix A – Agreement and Plan of Merger, dated as of April 7, 2005, by and among Badger Retail Holding, Inc., Badger Acquisition Corp. and ShopKo Stores, Inc.

The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

“Update to the Summary Term Sheet”
“Updates to Special Factors”
“Summary of Amendment to Original Merger Agreement”
Appendix A – First Amendment to Agreement and Plan of Merger, dated as of September 9, 2005, by and among Badger Retail Holding, Inc., Badger Acquisition Corp. and ShopKo Stores, Inc.

(c) Different Terms. The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Certain Effects of the Merger”

“Special Factors – Interests of ShopKo Directors and Executive Officers in the Merger”

Appendix A – Agreement and Plan of Merger, dated as of April 7, 2005, by and among Badger Retail Holding, Inc., Badger Acquisition Corp. and ShopKo Stores, Inc.

The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

“Update to the Summary Term Sheet”
“Updates to Special Factors – Certain Effects of the Merger”
“Updates to Special Factors – Purposes, Reasons and Plan for ShopKo after the Merger”
“Updates to Special Factors – Interests of ShopKo Directors and Executive Officers in the Merger”
“Summary of Amendment to Original Merger Agreement – Consideration to be Received Pursuant to the Merger; Treatment of Stock Options”

(d) Appraisal Rights. The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – No Dissenters’ Rights”

(e) Provisions for Unaffiliated Security Holders. The Filing Persons have made no provisions in connection with the Merger to grant unaffiliated shareholders access to the respective corporate files or any of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f) Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Background of the Merger”

“Past Contacts, Transactions, Negotiations and Agreements”

The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Updates to Special Factors – Background of the Merger”
“Past Contacts, Transactions, Negotiations and Agreements”

(b) Significant Corporate Events. The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Background of the Merger”

“Special Factors – Financing”

“Special Factors – Interests of ShopKo Directors and Executive Officers in the Merger”

“Special Factors – Amendment to ShopKo’s Rights Agreement”

“Terms of the Merger Agreement”

“Past Contacts, Transactions, Negotiations and Agreements”

Appendix A – Agreement and Plan of Merger, dated as of April 7, 2005, by and among Badger Retail Holding, Inc., Badger Acquisition Corp. and ShopKo Stores, Inc.

The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to the Summary Term Sheet”
“Updates to Special Factors – Background of the Merger”
“Updates to Special Factors – Reasons for the Merger; Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Updates to Special Factors – Financing”
“Updates to Special Factors – Interests of ShopKo Directors and Executive Officers in the Merger”
“Summary of Amendment to Original Merger Agreement”
“Past Contacts, Transactions, Negotiations and Agreements”
Appendix A – First Amendment to Agreement and Plan of Merger, dated as of September 9, 2005, by and among Badger Retail Holding, Inc., Badger Acquisition Corp. and ShopKo Stores, Inc.

(c) Negotiations or Contacts. The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Background of the Merger”

“Special Factors – Interests of ShopKo Directors and Executive Officers in the Merger”

The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Updates to Special Factors – Background of the Merger”
“Updates to Special Factors – Interests of ShopKo Directors and Executive Officers in the Merger”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Background of the Merger”

“Special Factors – Interests of ShopKo Directors and Executive Officers in the Merger”

“Special Factors – Amendment to ShopKo’s Rights Agreement”

“Terms of the Merger Agreement”

“Security Ownership of Certain Beneficial Owners and Management”

The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to the Summary Term Sheet”
“Updates to Special Factors – Background of the Merger”
“Updates to Special Factors – Reasons for the Merger; Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Updates to Special Factors – Interests of ShopKo Directors and Executive Officers in the Merger”
“Summary of Amendment to Original Merger Agreement”
“Security Ownership of Certain Beneficial Owners and Management”

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(b) Use of Securities Acquired. The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Background of the Merger”

“Special Factors – Purposes, Reasons and Plans for ShopKo after the Merger”

“Special Factors – Certain Effects of the Merger”

“Special Factors – Financing”

“Special Factors – Debt Tender Offer”

“Special Factors – Interests of ShopKo Directors and Executive Officers in the Merger”

“Special Factors – Amendment to ShopKo’s Rights Agreement”

“Terms of the Merger Agreement”

Appendix A – Agreement and Plan of Merger, dated as of April 7, 2005, by and among Badger Retail Holding, Inc., Badger Acquisition Corp. and ShopKo Stores, Inc.

The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

“Update to the Summary Term Sheet”

“Updates to Special Factors – Background of the Merger”

“Updates to Special Factors — Reasons for the Merger; Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Merger”

“Updates to Special Factors – Purposes, Reasons and Plans for ShopKo after the Merger”

“Updates to Special Factors – Certain Effects of the Merger”

“Updates to Special Factors – Financing”

“Updates to Special Factors – Debt Tender Offer”

“Updates to Special Factors – Interests of ShopKo Directors and Executive Officers in the Merger”

“Summary of Amendment to Original Merger Agreement”

“Markets and Market Price”

Appendix A – First Amendment to Agreement and Plan of Merger, dated as of September 9, 2005, by and among Badger Retail Holding, Inc., Badger Acquisition Corp. and ShopKo Stores, Inc.

Item 7. Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Background of the Merger”

“Special Factors – Purposes, Reasons and Plans for ShopKo after the Merger”

“Special Factors – Certain Effects of the Merger”

The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

“Update to the Summary Term Sheet”

“Updates to Special Factors – Background of the Merger”

“Updates to Special Factors – Reasons for the Merger; Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Merger”

“Updates to Special Factors – Purposes, Reasons and Plans for ShopKo after the Merger”

“Updates to Special Factors – Certain Effects of the Merger”

(b) Alternatives. The information set forth in the Definitive Proxy Statement under the caption “Special Factors — Background of the Merger” is incorporated herein by reference.

The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

“Updates to Special Factors – Background of the Merger”

“Updates to Special Factors – Reasons for the Merger; Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Merger”

(c) Reasons. The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Background of the Merger”

“Special Factors – Purposes, Reasons and Plans for ShopKo after the Merger”

“Special Factors – Certain Effects of the Merger”

“Special Factors – Considerations Relating to the Proposed Merger”

“Special Factors – Financing”

“Special Factors – Interests of ShopKo Directors and Executive Officers in the Merger”

“Special Factors – Estimated Fees and Expenses of the Merger”

“Special Factors – Material U.S. Federal Income Tax Consequences ”

“Special Factors – No Dissenters’ Rights”

“Terms of the Merger Agreement”

Appendix A – Agreement and Plan of Merger, dated as of April 7, 2005, by and among Badger Retail Holding, Inc., Badger Acquisition Corp. and ShopKo Stores, Inc.

The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

“Update to the Summary Term Sheet”

“Updates to Special Factors – Background of the Merger”

“Updates to Special Factors – Reasons for the Merger; Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Merger”

“Updates to Special Factors – Purposes, Reasons and Plans for ShopKo after the Merger”

“Updates to Special Factors – Certain Effects of the Merger”

“Updates to Special Factors – Considerations Relating to the Proposed Merger”

“Updates to Special Factors – Financing”

“Updates to Special Factors – Debt Tender Offer”

“Updates to Special Factors – Interests of ShopKo Directors and Executive Officers in the Merger”

“Updates to Special Factors – Estimated Fees and Expenses of the Merger”

“Summary of Amendment to Original Merger Agreement”

Appendix A – First Amendment to Agreement and Plan of Merger, dated as of September 9, 2005, by and among Badger Retail Holding, Inc., Badger Acquisition Corp. and ShopKo Stores, Inc.

Item 8. Fairness of the Transaction.

Regulation M-A Item 1014

(a) Fairness. The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Background of the Merger”

“Special Factors – Purposes, Reasons and Plans for ShopKo after the Merger”

“Special Factors — Financial Projections”

The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

“Update to the Summary Term Sheet”

“Updates to Special Factors – Background of the Merger”

“Updates to Special Factors – Reasons for the Merger; Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Merger”

“Updates to Special Factors – Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated”

“Updates to Special Factors – Purposes, Reasons and Plans for ShopKo after the Merger”

“Updates to Special Factors – Position of the GHJM Investors as to the Fairness of the Merger”

“Updates to Special Factors – Position of Mr. Jack W. Eugster as to the Fairness of the Merger”

“Updates to Special Factors – Position of Badger Retail Holding and Badger Acquisition as to the Fairness of the Merger”

“Updates to Special Factors – Financial Projections”

Appendix B – Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated September 9, 2005

(b) Factors Considered in Determining Fairness. The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Background of the Merger”

“Special Factors – Purposes, Reasons and Plans for ShopKo after the Merger”

“Special Factors — Financial Projections”

The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to the Summary Term Sheet”
“Updates to Special Factors – Background of the Merger”
“Updates to Special Factors – Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated”
“Updates to Special Factors – Purposes, Reasons and Plans for ShopKo after the Merger”
“Updates to Special Factors – Position of the GHJM Investors as to the Fairness of the Merger”
“Updates to Special Factors – Position of Mr. Jack W. Eugster as to the Fairness of the Merger”
“Updates to Special Factors – Position of Badger Retail Holding and Badger Acquisition as to the Fairness of the Merger”
“Updates to Special Factors – Financial Projections”
Appendix B – Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated September 9, 2005

(c) Approval of Security Holders. The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Special Meeting – Record Date and Voting Information”

The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to the Summary Term Sheet”
“Updates to Special Factors – Reasons for the Merger; Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Merger”

(d) Unaffiliated Representative. The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

“Updates to Special Factors – Reasons for the Merger; Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Merger”

“Updates to Special Factors – Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated”

Appendix B – Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated September 9, 2005

(e) Approval of Directors. The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Background of the Merger”

The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to Summary Term Sheet”
“Updates to Special Factors – Background of the Merger”

“Updates to Special Factors – Reasons for the Merger; Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Merger”

(f) Other Offers. None.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

Regulation M-A Item 1015

(a) Report, opinion or appraisal. The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Background of the Merger”

The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to Summary Term Sheet”
“Updates to Special Factors – Background of the Merger”
“Updates to Special Factors – Reasons for the Merger; Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Updates to Special Factors – Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated”
Appendix B — Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated September 9, 2005

(b) Preparer and summary of the report, opinion or appraisal. The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Background of the Merger”

The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to Summary Term Sheet”
“Updates to Special Factors – Background of the Merger”
“Updates to Special Factors – Reasons for the Merger; Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Updates to Special Factors – Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated”
Appendix B — Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated September 9, 2005

(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of ShopKo common stock or any representative who has been designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Background of the Merger”

“Special Factors – Purposes, Reasons and Plans for ShopKo after the Merger”

“Special Factors – Financing”

“Special Factors – Estimated Fees and Expenses of the Merger”

“Terms of the Merger Agreement”

Appendix A – Agreement and Plan of Merger, dated as of April 7, 2005, by and among Badger Retail Holding, Inc., Badger Acquisition Corp. and ShopKo Stores, Inc.

The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to Summary Term Sheet”
“Updates to Special Factors – Background of the Merger”
“Updates to Special Factors – Purposes, Reasons and Plans after the Merger”
“Updates to Special Factors – Financing”
“Updates to Special Factors – Debt Tender Offer”
“Updates to Special Factors – Estimated Fees and Expenses of the Merger”
“Summary of Amendment to Original Merger Agreement”
“Appendix A — First Amendment to Agreement and Plan of Merger, dated as of September 9, 2005, by and among Badger Retail Holding, Inc., Badger Acquisition Corp. and ShopKo Stores, Inc.

(b) Conditions. The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Financing”

“Terms of the Merger Agreement”

Appendix A – Agreement and Plan of Merger, dated as of April 7, 2005, by and among Badger Retail Holding, Inc., Badger Acquisition Corp. and ShopKo Stores, Inc.

The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Updates to Special Factors – Financing”
“Summary of Amendment to Original Merger Agreement”
Appendix A – First Amendment to Agreement and Plan of Merger, dated as of September 9, 2005, by and among Badger Retail Holding, Inc., Badger Acquisition Corp. and ShopKo Stores, Inc.

(c) Expenses. The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Financing”

“Special Factors – Estimated Fees and Expenses of the Merger”

“Terms of the Merger Agreement”

Appendix A – Agreement and Plan of Merger, dated as of April 7, 2005, by and among Badger Retail Holding, Inc., Badger Acquisition Corp. and ShopKo Stores, Inc.

The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to Summary Term Sheet”
“Updates to Special Factors – Financing”
“Updates to Special Factors – Estimated Fees and Expenses of the Merger”
“Summary of Amendment to Original Merger Agreement”
Appendix A – First Amendment to Agreement and Plan of Merger, dated as of September 9, 2005, by and among Badger Retail Holding, Inc., Badger Acquisition Corp. and ShopKo Stores, Inc.

(d) Borrowed Funds. The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Financing”

Appendix A – Agreement and Plan of Merger, dated as of April 7, 2005, by and among Badger Retail Holding, Inc., Badger Acquisition Corp. and ShopKo Stores, Inc.

The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to Summary Term Sheet”
“Updates to Special Factors – Financing”
Appendix A – First Amendment to Agreement and Plan of Merger, dated as of September 9, 2005, by and among Badger Retail Holding, Inc., Badger Acquisition Corp. and ShopKo Stores, Inc.

Item 11. Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Certain Effects of the Merger”

“Special Factors – Interests of ShopKo Directors and Executive Officers in the Merger”

“Security Ownership of Certain Beneficial Owners and Management”

The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Updates to Special Factors – Certain Effects of the Merger”
“Updates to Special Factors – Interests of ShopKo Directors and Executive Officers in the Merger”
“Security Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions. The information set forth in the Definitive Proxy Statement under the caption “Transactions in ShopKo Common Stock” and in the Proxy Supplement under the caption “Transactions in ShopKo Common Stock” is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

Regulation M-A Item 1012

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Special Meeting – Record Date and Voting Information”

“Special Factors – Background of the Merger”

“Special Factors – Interests of ShopKo Directors and Executive Officers in the Merger”

The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to the Summary Term Sheet”
“Updates to Special Factors – Background of the Merger”
“Updates to Special Factors – Reasons for the Merger; Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Updates to Special Factors – Interests of ShopKo Directors and Executive Officers in the Merger”

(e) Recommendation of Others. The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Background of the Merger”

The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to the Summary Term Sheet”
“Updates to Special Factors – Background of the Merger”
“Updates to Special Factors – Reasons for the Merger; Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Merger”

Item 13. Financial Information.

Regulation M-A Item 1010

(a) Financial Information. The information set forth in the Definitive Proxy Statement under the caption “Where Shareholders Can Find More Information” is incorporated herein by reference.

The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Selected Historical Financial Data”
“Where Shareholders Can Find More Information”

(b) Pro Forma Information. Not applicable.

Item 14. Person/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Special Meeting – Expenses of Proxy Solicitation”

“Special Factors – Background of the Merger”

“Special Factors – Interests of ShopKo Directors and Executive Officers in the Merger”

“Special Factors – Estimated Fees and Expenses of the Merger”

The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to the Summary Term Sheet”
“Updates to Special Factors – Background of the Merger”
“Updates to Special Factors – Reasons for the Merger; Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Updates to Special Factors – Interests of ShopKo Directors and Executive Officers in the Merger”
“Updates to Special Factors – Estimated Fees and Expenses of the Merger”

(b) Employees and Corporate Assets. The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Special Meeting – Expenses of Proxy Solicitation”

“Special Factors – Background of the Merger”

“Special Factors – Interests of ShopKo Directors and Executive Officers in the Merger”

The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to the Summary Term Sheet”
“Updates to Special Factors – Background of the Merger”
“Updates to Special Factors – Reasons for the Merger; Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Updates to Special Factors – Interests of ShopKo Directors and Executive Officers in the Merger”

Item 15. Additional Information.

Regulation M-A Item 1011

(b) Other Material Information. The information set forth in the Proxy Supplement and the appendices thereto filed contemporaneously herewith is incorporated in its entirety herein by reference.

Item 16. Exhibits.

Regulation M-A Item 1016

(a)(1)	Letter to Shareholders of ShopKo Stores, Inc., incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A filed by ShopKo Stores, Inc. with the Securities and Exchange Commission on August 9, 2005

(a)(2)	Letter to Shareholders of ShopKo Stores, Inc., incorporated herein by reference to the Supplement to the Definitive Proxy Statement on Schedule 14A filed by ShopKo Stores, Inc. with the Securities and Exchange Commission on September 20, 2005

(a)(3)	Notice of Special Meeting of Shareholders of ShopKo Stores, Inc., incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A filed by ShopKo Stores, Inc. with the Securities and Exchange Commission on August 9, 2005

(a)(4)	Notice of Reconvened Special Meeting of Shareholders of ShopKo Stores, Inc., incorporated herein by reference to the Supplement to the Definitive Proxy Statement on Schedule 14A filed by ShopKo Stores, Inc. with the Securities and Exchange Commission on September 20, 2005

(a)(5)	Definitive Proxy Statement of ShopKo Stores, Inc., incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A filed by ShopKo Stores, Inc. with the Securities and Exchange Commission on August 9, 2005

(a)(6)	Supplement to the Definitive Proxy Statement of ShopKo Stores, Inc., incorporated herein by reference to the Supplement to the Definitive Proxy Statement on Schedule 14A filed by ShopKo Stores, Inc. with the Securities and Exchange Commission on September 20, 2005

(b)(1)	Real Estate Debt Commitment Letter, dated April 6, 2005, between Bank of America, N.A. and Goldner Hawn Johnson & Morrison Incorporated*

(b)(2)	Alternative Real Estate Loan Commitment Letter, dated June 10, 2005, between Bank of America, N.A. and Goldner Hawn Johnson & Morrison Incorporated*

(b)(3)	Senior Debt Commitment Letter, dated April 7, 2005, among Bank of America, N.A., Back Bay Capital Funding LLC, Banc of America Securities LLC and Goldner Hawn Johnson & Morrison Incorporated and Waiver Letter, dated June 10, 2005, by and among Bank of America, N.A., Back Bay Capital Funding LLC, Banc of America Securities LLC and Goldner Hawn Johnson & Morrison Incorporated*

(c)(1)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated April 7, 2005 incorporated herein by reference to Appendix B of the Definitive Proxy Statement on Schedule 14A filed by ShopKo Stores, Inc. with the Securities and Exchange Commission on August 9, 2005

(c)(2)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Board of Directors of ShopKo Stores, Inc., dated February 9, 2004*

(c)(3)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of ShopKo Stores, Inc., dated May 6, 2004*

(c)(4)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Board of Directors of ShopKo Stores, Inc., dated May 26, 2004*

(c)(5)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of ShopKo Stores, Inc., August 25, 2004*

(c)(6)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of ShopKo Stores, Inc., dated September 1, 2004*

(c)(7)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of ShopKo Stores, Inc., dated October 27, 2004*

(c)(8)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of ShopKo Stores, Inc., dated April 2, 2005*

(c)(9)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of ShopKo Stores, Inc., dated April 7, 2005*

(c)(10)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of ShopKo Stores, Inc., dated July 27, 2005**

(c)(11)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of ShopKo Stores, Inc., dated August 23, 2005 relating to certain matters raised by the plaintiffs’ amended complaint filed on July 21, 2005 in connection with In re ShopKo Stores, Inc. Shareholder Litigation, Case No. 05-CV-677***

(c)(12)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated September 9, 2005 incorporated herein by reference to Appendix B of the Supplement to the Definitive Proxy Statement on Schedule 14A filed by ShopKo Stores, Inc. with the Securities and Exchange Commission on September 20, 2005

(c)(13)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of ShopKo Stores, Inc., dated September 9, 2005

(c)(14)	Illustrative Analysis prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of ShopKo Stores, Inc., dated September 9, 2005

(d)(1)	Agreement and Plan of Merger, dated as of April 7, 2005, by and among Badger Retail Holding, Inc., Badger Acquisition Corp. and ShopKo Stores, Inc., incorporated herein by reference to Appendix A of the Definitive Proxy Statement on Schedule 14A filed by ShopKo Stores, Inc. with the Securities and Exchange Commission on August 9, 2005

(d)(2)	Equity Commitment Letter, dated April 7, 2005, among Marathon Fund Limited Partnership V, Jack W. Eugster, Badger Retail Holding, Inc. and Badger Acquisition Corp.*

(d)(3)	First Amendment to Agreement and Plan of Merger, dated as of September 9, 2005, by and among Badger Retail Holding, Inc., Badger Acquisition Corp. and ShopKo Stores, Inc., incorporated herein by reference to Appendix A of the Supplement to the Definitive Proxy Statement on Schedule 14A filed by ShopKo Stores, Inc. with the Securities and Exchange Commission on September 20, 2005

(f)	None

(g)	None

* Previously filed on June 13, 2005.

** Previously filed on August 3, 2005.

*** Previously filed on September 1, 2005.

     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: September 20, 2005

SHOPKO STORES, INC.
By:	/s/ STEVEN R. ANDREWS
Name:	Steven R. Andrews
Title:	Senior Vice President

BADGER RETAIL HOLDING, INC.
By:	/s/ MICHAEL T. SWEENEY
Name:	Michael T. Sweeney
Title:	Chief Executive Officer

BADGER ACQUISITION CORP.
By:	/s/ MICHAEL T. SWEENEY
Name:	Michael T. Sweeney
Title:	Chief Executive Officer

GOLDNER HAWN JOHNSON & MORRISON INCORPORATED
By:	/s/ MICHAEL S. ISRAEL
Name:	Michael S. Israel
Title:	Managing Director

MARATHON FUND LIMITED PARTNERSHIP V
By:	MILTIADES LIMITED PARTNERSHIP
Its:	General Partner
By:	MARATHON ULTIMATE GP, LLC
Its:	General Partner
By:	/s/ MICHAEL T. SWEENEY
Name:	Michael T. Sweeney
Title:	Manager

MILTIADES LIMITED PARTNERSHIP
By:	MARATHON ULTIMATE GP, LLC
Its:	General Partner
By:	/s/ MICHAEL T. SWEENEY
Name:	Michael T. Sweeney
Title:	Manager

MARATHON ULTIMATE GP, LLC
By:	/s/ MICHAEL T. SWEENEY
Name:	Michael T. Sweeney
Title:	Manager

JACK W. EUGSTER
/s/ JACK W. EUGSTER

EXHIBIT INDEX

(a)(1)	Letter to Shareholders of ShopKo Stores, Inc., incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A filed by ShopKo Stores, Inc. with the Securities and Exchange Commission on August 9, 2005

(a)(2)	Letter to Shareholders of ShopKo Stores, Inc., incorporated herein by reference to the Supplement to the Definitive Proxy Statement on Schedule 14A filed by ShopKo Stores, Inc. with the Securities and Exchange Commission on September 20, 2005

(a)(3)	Notice of Special Meeting of Shareholders of ShopKo Stores, Inc., incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A filed by ShopKo Stores, Inc. with the Securities and Exchange Commission on August 9, 2005

(a)(4)	Notice of Reconvened Special Meeting of Shareholders of ShopKo Stores, Inc., incorporated herein by reference to the Supplement to the Definitive Proxy Statement on Schedule 14A filed by ShopKo Stores, Inc. with the Securities and Exchange Commission on September 20, 2005

(a)(5)	Definitive Proxy Statement of ShopKo Stores, Inc., incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A filed by ShopKo Stores, Inc. with the Securities and Exchange Commission on August 9, 2005

(a)(6)	Supplement to the Definitive Proxy Statement of ShopKo Stores, Inc., incorporated herein by reference to the Supplement to the Definitive Proxy Statement on Schedule 14A filed by ShopKo Stores, Inc. with the Securities and Exchange Commission on September 20, 2005

(b)(1)	Real Estate Debt Commitment Letter, dated April 6, 2005, between Bank of America, N.A. and Goldner Hawn Johnson & Morrison Incorporated*

(b)(2)	Alternative Real Estate Loan Commitment Letter, dated June 10, 2005, between Bank of America, N.A. and Goldner Hawn Johnson & Morrison Incorporated*

(b)(3)	Senior Debt Commitment Letter, dated April 7, 2005, among Bank of America, N.A., Back Bay Capital Funding LLC, Banc of America Securities LLC and Goldner Hawn Johnson & Morrison Incorporated and Waiver Letter, dated June 10, 2005, by and among Bank of America, N.A., Back Bay Capital Funding LLC, Banc of America Securities LLC and Goldner Hawn Johnson & Morrison Incorporated*

(c)(1)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated April 7, 2005 incorporated herein by reference to Appendix B of the Definitive Proxy Statement on Schedule 14A filed by ShopKo Stores, Inc. with the Securities and Exchange Commission on August 9, 2005

(c)(2)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Board of Directors of ShopKo Stores, Inc., dated February 9, 2004*

(c)(3)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of ShopKo Stores, Inc., dated May 6, 2004*

(c)(4)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Board of Directors of ShopKo Stores, Inc., dated May 26, 2004*

(c)(5)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of ShopKo Stores, Inc., August 25, 2004*

(c)(6)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of ShopKo Stores, Inc., dated September 1, 2004*

(c)(7)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of ShopKo Stores, Inc., dated October 27, 2004*

(c)(8)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of ShopKo Stores, Inc., dated April 2, 2005*

(c)(9)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of ShopKo Stores, Inc., dated April 7, 2005*

(c)(10)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of ShopKo Stores, Inc., dated July 27, 2005**

(c)(11)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of ShopKo Stores, Inc., dated August 23, 2005 relating to certain matters raised by the plaintiffs’ amended complaint filed on July 21, 2005 in connection with In re ShopKo Stores, Inc. Shareholder Litigation, Case No. 05-CV-677***

(c)(12)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated September 9, 2005 incorporated herein by reference to Appendix B of the Supplement to Definitive Proxy Statement on Schedule 14A filed by ShopKo Stores, Inc. with the Securities and Exchange Commission on September 20, 2005

(c)(13)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of ShopKo Stores, Inc., dated September 9, 2005

(c)(14)	Illustrative Analysis prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of ShopKo Stores, Inc., dated September 9, 2005

(d)(1)	Agreement and Plan of Merger, dated as of April 7, 2005, by and among Badger Retail Holding, Inc., Badger Acquisition Corp. and ShopKo Stores, Inc., incorporated herein by reference to Appendix A of the Definitive Proxy Statement on Schedule 14A filed by ShopKo Stores, Inc. with the Securities and Exchange Commission on August 9, 2005

(d)(2)	Equity Commitment Letter, dated April 7, 2005, among Marathon Fund Limited Partnership V, Jack W. Eugster, Badger Retail Holding, Inc. and Badger Acquisition Corp.*

(d)(3)	First Amendment to Agreement and Plan of Merger, dated as of September 9, 2005, by and among Badger Retail Holding, Inc., Badger Acquisition Corp. and ShopKo Stores, Inc., incorporated herein by reference to Appendix A of the Supplement to the Definitive Proxy Statement on Schedule 14A filed by ShopKo Stores, Inc. with the Securities and Exchange Commission on September 20, 2005

(f)	None

(g)	None

* Previously filed on June 13, 2005.
** Previously filed on August 3, 2005.

*** Previously filed on September 1, 2005.